# SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

04035563

29 June 2004



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy



Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 28 June 2004, Re: Proposed disposal of 10% equity interest in Dong Feng Lion Tyre Co Ltd to Beijing Jing Cheng Zhanye Bio-Technology Co Ltd for a cash consideration of Rmb1 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD



WONG PHOOLLIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

## General Announcement

Ownership transfer to SILVERSTONE CORPORATION on 28/06/2004 06:14:21 PM
Reference No SC-040628-78C31

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SILVERSTONE CORPORATION BERHAD** |
| * Stock name | : | **SILSTON** |
| * Stock code | : | **5061** |
| * Contact person | : | **WONG PHOOI LIN** |
| * Designation | : | **SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**Proposed disposal of 10% equity interest in Dong Feng Lion Tyre Co Ltd to Beijing Jing Cheng Zhanye Bio-Techology Co Ltd for a cash consideration of Rmb1**

* **Contents :-**

## 1. INTRODUCTION

The Board of Directors of SCB wishes to announce that Lion Rubber Industries Pte Ltd ("LRI"), a 70% subsidiary of SCB, had on 28 June 2004 entered into a sale and purchase agreement ("SPA") with Beijing Jing Cheng Zhanye Bio-Techology Co Ltd ("Beijing Jing Cheng") to dispose of a 10% equity interest in Dong Feng Lion Tyre Co Ltd ("Dong Feng Lion") for a cash consideration of Rmb1 (approximately RM 0.459).

(For illustration purposes, the exchange rate of Rmb1:RM0.459 is assumed)

## 2. BACKGROUND

Dong Feng Lion is a joint-venture company set up in 1994 between LRI, and Dong Feng Tyre Factory ("DF Tyre"), with LRI holding a 55% equity interest and DF Tyre holding the balance 45% equity interest. DF Tyre is a State-Owned Enterprise ("SOE") of the Provincial Government of Hubei in the People's Republic of China ("PRC").

Dong Feng Lion is principally engaged in manufacturing and sale of a comprehensive range of radial passenger car tyres, bias and radial light truck tyres, bias and radial medium commercial truck tyres. Dong Feng Lion, operating in the city of Shiyan, Hubei in the PRC, has a planned production capacity of approximately 2.3 million pieces of tyres annually.

The original cost and date of investment in Dong Feng Lion was RM86.3 million on 26 March 1994 respectively.

## 3. BEIJING JING CHENG

Beijing Jing Cheng was incorporated on 29 September 2000 with a registered capital of Rmb100,000

SILVERSTONE CORPORATION BERHAD (41515-D)

(equivalent to approximately RM45,900). The shareholders are Wang Shou Zhong (80%), who is also the Director of the company, and Zhang Feng (20%). The business scope of Beijing Jing Cheng is in the area of development of biological products.

## 4. DETAILS OF THE PROPOSED DISPOSAL AND BASIS OF ARRIVING AT THE DISPOSAL CONISDERATION

Dong Feng Lion has been registering losses as tabulated in Table 1.

The disposal consideration of Rmb1 was arrived at on a willing buyer-willing seller basis after taking into consideration the losses incurred by Dong Feng Lion for the past several years and the negative shareholders' funds in Dong Feng Lion as at 31 May 2004 of Rmb22.9 million.

SCB Group is unable to inject further cash into Dong Feng Lion to assist in the turnaround of the company. As such, the Proposed Disposal enables the Company to sell down its stake in Dong Feng Lion.

As a result of the Proposed Disposal, Dong Feng Lion will become an associated company of SCB. The SCB's Group shareholders funds is expected to increase due mainly to the de-consolidation of losses incurred by Dong Feng Lion for the financial year ending 30 June 2004.

## 5. RATIONALE FOR THE PROPOSED DISPOSAL

Dong Feng Lion has been making substantial losses and to turnaround the operations, the company requires further injection of a substantial amount of cash by its shareholders. In view of SCB's cash flow constraint, it is therefore proposed that LRI reduces its stake by selling down 10% of its investment in Dong Feng Lion which will result in SCB classifying Dong Feng Lion as an associated company. Further losses will be equity accounted for up to the SCB Group's cost of investment and this is expected to improve the shareholders funds position of the SCB Group.

## 6. FINANCIAL EFFECTS

### i) Share Capital

There will be no effect on the issued and paid-up capital of SCB as the Proposed Disposal does not involve the issuance of SCB shares.

### ii) Earnings

Barring unforeseen circumstances and based on the assumption that the Proposed Disposal is completed by 30 June 2004, the Proposed Disposal would result in an estimated gain on disposal of RM70.7 million to the SCB Group for the financial year ending 30 June 2004.

The gain on disposal is a result of the reversal of losses made by Dong Feng Lion for financial year ending 30 June 2004 and realisation of translation gain on disposal.

### iii) Net Tangible Assets ("NTA")

On a proforma basis, the Proposed Disposal is expected to decrease the Group's NTA by RM29.1 million based on the audited consolidated balance sheet as at 30 June 2003. However, with the de-consolidation of losses incurred by Dong Feng Lion for the financial year ending 30 June 2004, it is expected that the Proposed Disposal will increase the SCB Group's NTA by

approximately RM45 million.

## 7. CONDITIONS TO THE PROPOSED DISPOSAL

The Proposed Disposal is subject to approvals being obtained from the following:

(i) Ministry of Commerce (formerly known as Ministry of Foreign Trade and Economic Cooperation, the Peoples' Republic of China);

(ii) The board of directors of Dong Feng Lion; and

(iii) Any other relevant authorities, if required.

## 8. DIRECTORS' INTEREST

None of the Directors of the Company has any interest, direct or indirect, in the Proposed Disposal.

## 9. DOCUMENTS FOR INSPECTION

A copy of the SPA in respect of the Proposed Disposal is available for inspection at the registered office of SCB at Level 46, Menara Citibank, Jalan Ampang, 50450 Kuala Lumpur on Mondays to Fridays (except on Public Holiday) during business hours from 9.00 am to 5.00 pm for a period of fourteen days from the date of this announcement.

**Table 1**

| | 31 December 2001 Rmb'million | 31 December 2002 Rmb'million | 31 December 2003 Rmb'million |
|---|---|---|---|
| Turnover | 569 | 685 | 490 |
| Net Losses | (64) | (11) | (116) |

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

SILVERSTONE CORPORATION BERHAD (4151-D)

20 JUN 2004